Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

October 2, 2017

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 363 to the Trust’s Registration Statement on Form N-1A – KKM Enhanced U.S. Equity Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the KKM Enhanced U.S. Equity Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 363 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 363”). Post-Effective Amendment No. 363 is being filed for the purpose of changing the Fund’s name, investment objective, principal investment strategies and supplemental benchmark, in addition to other non-material changes. The Fund’s investment objective is not fundamental and may be changed by the Fund’s Board of Trustees upon 60 days written notice to shareholders.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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